Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2024

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 6, 2024. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 22, 2024 (“2023 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 22, 2024, each for the year ended December 31, 2023, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2023 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2024 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Favorable growing conditions in the US have supported expectations for record US corn and soybean yields and significant soil nutrient removal in 2024. Prospective crop margins have declined compared to the historically high levels in recent years, however we believe most growers in the US Midwest remain in a healthy financial position. Global grain stocks remain below historical average levels, supporting export demand for North American crops and firm prices for key agriculture commodities such as rice, sugar and palm oil.

•

Fertilizer demand in North America for the fall application season has been supported by a relatively early harvest and the need to replenish soil nutrients, following a period of lower field activity in the third quarter.

•

Soybean planting in Brazil was delayed by dryness; however, the pace of planting picked up in the second half of October and soybean crop area is expected to increase by one to three percent. Brazilian fertilizer demand is projected to be approximately 46 million tonnes in 2024, in line with historical record levels.

•	Australian growing conditions for winter crops have been favorable with timely rains received in key areas, supporting crop production prospects and expected grower returns.

Crop Nutrient Markets

•

We raised our 2024 global potash shipment forecast to 70 to 72 million tonnes primarily driven by stronger expected demand in Brazil and Southeast Asia. We believe the increase in global shipments in 2024 has been driven by an underlying increase in consumption in key markets.

•

We forecast global potash shipments between 71 and 74 million tonnes in 2025 supported by the need to replenish soil nutrient levels and the relative affordability of potash. We anticipate limited new capacity in 2025 and the potential for incremental supply tightness with demand growth.

•

Global ammonia prices have been supported by supply outages, project delays and higher European natural gas values. Chinese urea export restrictions, production challenges from major exporters and strong demand from India and Brazil have tightened the global urea market. US nitrogen inventory was estimated to be well below average levels at the end of the third quarter, which we expect will support demand in the fourth quarter of 2024 and early 2025.

•

Global phosphate markets remain tight supported by Chinese export restrictions and production outages in the US. We anticipate some impact on global demand due to tight supply and weaker affordability relative to potash and nitrogen.

Financial and Operational Guidance

•	Retail adjusted EBITDA guidance was lowered to $1.5 to $1.6 billion as favorable growing conditions in North America resulted in reduced pest pressure and lower field activity in the third quarter.

•

Potash sales volume guidance was raised to 13.5 to 13.9 million tonnes due to the continued strength of global demand. The range reflects our scheduled maintenance downtime in the fourth quarter and the assumption of a relatively short duration labor disruption at the Port of Vancouver.

•	Nitrogen sales volume guidance was lowered to 10.6 to 10.8 million tonnes due to extended turnarounds and unplanned outages in the third quarter, including the impact of weather-related events.

•	Phosphate sales volume guidance was lowered to 2.4 to 2.5 million tonnes due to weather-related production impacts in the second half of 2024.

•	Effective tax rate on adjusted net earnings guidance was lowered primarily due to a change in our expected geographic mix of earnings.

All guidance numbers, including those noted above, are outlined in the table below. Refer to page 65 of Nutrien’s 2023 Annual Report for related assumptions and sensitivities.

	2024 Guidance Ranges [1] as of
	November 6, 2024		August 7, 2024

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.5	1.6	1.5	1.7

Potash sales volumes (million tonnes) [2]	13.5	13.9	13.2	13.8

Nitrogen sales volumes (million tonnes) [2]	10.6	10.8	10.7	11.1

Phosphate sales volumes (million tonnes) [2]	2.4	2.5	2.5	2.6

Depreciation and amortization	2.30	2.35	2.2	2.3

Finance costs	0.70	0.75	0.7	0.8

Effective tax rate on adjusted net earnings (%) [3]	21.5	22.5	23.0	25.0

Capital expenditures [4]	2.2	2.3	2.2	2.3

1  See the “Forward-Looking Statements” section.

2  Manufactured product only.

3  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4  Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Sales	5,348	5,631	(5)	20,893	23,392	(11)
Gross margin	1,500	1,627	(8)	5,949	6,706	(11)
Expenses	1,304	1,242	5	4,490	4,254	6
Net earnings	25	82	(70)	582	1,106	(47)
Adjusted EBITDA [1]	1,010	1,084	(7)	4,300	4,983	(14)
Diluted net earnings per share	0.04	0.15	(73)	1.13	2.18	(48)
Adjusted net earnings per share [1]	0.39	0.35	11	3.18	4.01	(21)

1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the third quarter of 2024 compared to the same period in 2023, primarily due to lower Potash net selling prices and Retail earnings, partially offset by higher Nitrogen net selling prices and record Potash sales volumes. Net earnings were impacted over the same period due to higher expense for asset retirement obligations at non-operating sites. For the first nine months of the year, net earnings and adjusted EBITDA decreased due to lower fertilizer net selling prices, partially offset by increased Retail earnings, higher Potash sales volumes and lower natural gas costs. Net earnings were also impacted over the same period due to a loss on foreign currency derivatives.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2024 to the results for the three and nine months ended September 30, 2023, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Sales	3,271	3,490	(6)	14,653	16,040	(9)
Cost of goods sold	2,412	2,595	(7)	11,018	12,599	(13)
Gross margin	859	895	(4)	3,635	3,441	6
Adjusted EBITDA [1]	151	197	(23)	1,356	1,230	10

1  See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA decreased in the third quarter of 2024 due primarily to lower crop nutrient sales volumes in North America and lower seed margins in Brazil. Adjusted EBITDA for the first nine months increased, supported by higher product margins in North America.

	Three Months Ended September 30				Nine Months Ended September 30
	Sales		Gross Margin		Sales		Gross Margin
(millions of US dollars)	2024	2023	2024	2023	2024	2023	2024	2023
Crop nutrients	1,093	1,250	210	262	5,683	6,571	1,150	1,032
Crop protection products	1,518	1,566	360	339	5,365	5,790	1,271	1,220
Seed	132	158	24	54	2,051	2,093	379	391
Services and other	242	235	164	150	690	691	528	522
Merchandise	222	231	37	40	667	750	110	131
Nutrien Financial	85	73	85	73	284	252	284	252
Nutrien Financial elimination [1]	(21)	(23)	(21)	(23)	(87)	(107)	(87)	(107)
Total	3,271	3,490	859	895	14,653	16,040	3,635	3,441
1	Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales decreased in the third quarter and first nine months of 2024 due to lower sales volumes and selling prices. Gross margin decreased in the third quarter due to reduced field activity in North America that contributed to lower sales volumes and lower international per-tonne margins compared to the historically high levels in the same period last year that were supported by foreign exchange benefits in Argentina. For the first nine months, gross margin increased due to higher per-tonne margins, including growth in our proprietary crop nutritional and biostimulant product lines.

•

Crop protection products sales were lower in the third quarter and first nine months of 2024 primarily due to lower selling prices and favorable growing conditions that resulted in reduced pest pressure and lower field activity. Gross margin for the third quarter and first nine months of 2024 were supported by the timing of supplier programs and the selling through of lower cost inventory compared to the same periods in 2023.

•	Seed sales and gross margin decreased in the third quarter and first nine months of 2024 mainly due to the impact of dry weather and delayed planting on our proprietary seed business in Brazil.

•	Nutrien Financial sales and gross margin increased in the third quarter and first nine months of 2024 due to higher financing rates offered.

Supplemental Data	Three Months Ended September 30				Nine Months Ended September 30
	Gross Margin		% of Product Line [1]		Gross Margin		% of Product Line [1]
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023	2024	2023	2024	2023
Proprietary products
Crop nutrients	71	79	38	31	361	347	31	34
Crop protection products	119	107	32	31	429	434	34	36
Seed	4	28	22	54	148	171	39	44
Merchandise	4	2	11	6	11	8	10	7
Total	198	216	24	24	949	960	26	28
1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended September 30				Nine Months Ended September 30
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (US dollars)
	2024	2023	2024	2023	2024	2023	2024	2023
Crop nutrients
North America	931	1,118	165	165	6,693	6,912	147	130
International	956	880	59	88	2,999	2,857	56	47
Total	1,887	1,998	111	131	9,692	9,769	119	106

(percentages)	September 30, 2024	December 31, 2023
Financial performance measures [1,2]
Cash operating coverage ratio	66	68
Adjusted average working capital to sales	20	19
Adjusted average working capital to sales excluding Nutrien Financial	-	1
Nutrien Financial adjusted net interest margin	5.3	5.2
1	Rolling four quarters.
2	These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	884	972	(9)	2,453	2,983	(18)
Cost of goods sold	422	389	8	1,139	1,047	9
Gross margin	462	583	(21)	1,314	1,936	(32)
Adjusted EBITDA [1]	555	611	(9)	1,557	1,941	(20)
1	See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA decreased in the third quarter and first nine months of 2024 due to lower net selling prices, partially offset by record sales volumes. Higher potash production and the continued advancement of mine automation contributed to our lower controllable cash cost of product manufactured in the first nine months of 2024.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30
($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
North America	1,733	1,674	3,954	3,754
Offshore	2,419	2,221	7,174	6,159
Total sales volumes	4,152	3,895	11,128	9,913
Net selling price
North America	264	298	287	349
Offshore	177	213	183	271
Average net selling price	213	250	220	301

Cost of goods sold	102	100	102	106
Gross margin	111	150	118	195

Depreciation and amortization	43	34	43	35

Gross margin excluding depreciation and amortization [1]	154	184	161	230

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes for the third quarter and first nine months of 2024 were the highest on record, supported by low channel inventories and strong potash affordability in North America and key offshore markets.

•	Net selling price per tonne decreased in the third quarter and first nine months of 2024 due to a decline in benchmark prices compared to the same periods in 2023.

•

Cost of goods sold per tonne increased in the third quarter of 2024 as higher depreciation more than offset lower royalties and the favorable impact of higher production volumes. For the first nine months of the year, cost of goods sold per tonne decreased mainly due to higher production volumes and lower royalties.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Production volumes (tonnes – thousands)	3,696	3,287	10,836	9,612

Potash controllable cash cost of product manufactured per tonne [1]	52	56	52	59
Canpotex sales by market (percentage of sales volumes)
Latin America	46	49	41	47
Other Asian markets [2]	27	28	29	28
China	9	10	12	9
India	4	3	5	5
Other markets	14	10	13	11
Total	100	100	100	100

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

 2  All Asian markets except China and India.

Nitrogen

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	793	723	10	2,732	3,251	(16)
Cost of goods sold	581	569	2	1,835	2,157	(15)
Gross margin	212	154	38	897	1,094	(18)
Adjusted EBITDA [1]	355	294	21	1,413	1,539	(8)

 1  See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the third quarter of 2024 primarily due to higher net selling prices. Adjusted EBITDA for the first nine months decreased as lower net selling prices more than offset lower natural gas costs and higher sales volumes. Our total ammonia production was flat for the third quarter and increased in the first nine months of the year supported by improved natural gas utilization and reliability at our operations in Trinidad.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
Ammonia	567	570	1,782	1,785
Urea and ESN®	661	687	2,300	2,386
Solutions, nitrates and sulfates	1,227	1,130	3,698	3,518
Total sales volumes	2,455	2,387	7,780	7,689
Net selling price
Ammonia	375	272	395	489
Urea and ESN®	400	396	427	496
Solutions, nitrates and sulfates	207	205	224	255
Average net selling price	298	276	323	384

Cost of goods sold	215	208	210	239
Gross margin	83	68	113	145

Depreciation and amortization	54	54	54	55

Gross margin excluding depreciation and amortization [1]	137	122	167	200

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes were higher in the third quarter and first nine months of 2024 primarily due to higher production and strong demand for solutions, nitrates, and sulfates.

•

Net selling price per tonne was higher in the third quarter of 2024 primarily due to stronger ammonia benchmark prices. For the first nine months of the year, net selling price per tonne was lower for all major nitrogen products due to weaker benchmark prices in key nitrogen producing regions in the first half of the year.

•

Cost of goods sold per tonne increased in the third quarter of 2024 mainly due to higher natural gas costs in Trinidad, partially offset by lower natural gas costs in North America. For the first nine months of the year, cost of goods sold per tonne decreased primarily due to lower natural gas costs across all operating regions.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30

	2024	2023	2024	2023
Sales volumes (tonnes – thousands)
Fertilizer	1,319	1,305	4,458	4,419
Industrial and feed	1,136	1,082	3,322	3,270
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,322	1,315	4,157	3,995
Ammonia production – adjusted [1,2]	895	912	2,912	2,880
Ammonia operating rate (%) [2]	79	82	87	88
Natural gas costs (US dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.13	2.96	2.98	3.56
Realized derivative impact [3]	0.15	(0.01)	0.09	(0.01)
Overall natural gas cost	3.28	2.95	3.07	3.55

 1  All figures are provided on a gross production basis in thousands of product tonnes.

 2  Excludes Trinidad and Joffre.

 3  Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 4 to the interim financial statements.

Phosphate

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Net sales	412	444	(7)	1,243	1,460	(15)
Cost of goods sold	383	417	(8)	1,116	1,297	(14)
Gross margin	29	27	7	127	163	(22)
Adjusted EBITDA [1]	89	90	(1)	298	340	(12)

 1  See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA was flat in the third quarter of 2024 as higher net selling prices were offset by lower sales volumes and higher input costs. Adjusted EBITDA for the first nine months decreased as lower net selling prices more than offset higher sales volumes and lower costs.

Manufactured Product	Three Months Ended September 30		Nine Months Ended September 30

($ / tonne, except as otherwise noted)	2024	2023	2024	2023
Sales volumes (tonnes - thousands)
Fertilizer	454	519	1,316	1,333
Industrial and feed	168	145	510	465
Total sales volumes	622	664	1,826	1,798
Net selling price
Fertilizer	605	472	611	572
Industrial and feed	797	946	826	1,064
Average net selling price	657	575	671	700

Cost of goods sold	601	528	594	604
Gross margin	56	47	77	96

Depreciation and amortization	121	113	117	118

Gross margin excluding depreciation and amortization [1]	177	160	194	214

 1  This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were lower in the third quarter of 2024 as weather-related events impacted production volumes. Sales volumes for the first nine months were higher than the same period in 2023 due to stronger industrial and feed demand.

•

Net selling price per tonne increased in the third quarter of 2024 primarily due to the strength of fertilizer benchmark prices. For the first nine months of 2024, net selling price per tonne decreased due to lower industrial and feed net selling prices which reflect the typical lag in price realizations relative to benchmark prices.

•

Cost of goods sold per tonne increased in the third quarter of 2024 primarily due to higher water treatment costs related to weather-related events, higher ammonia input costs and lower production volumes. Cost of goods sold per tonne for the first nine months was lower mainly due to lower ammonia and sulfur input costs.

Supplemental Data	Three Months Ended September 30		Nine Months Ended September 30

	2024	2023	2024	2023
Production volumes (P2O5 tonnes – thousands)	330	354	1,008	1,026

P2O5 operating rate (%)	77	83	79	81

Corporate and Others and Eliminations

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Corporate and Others
Selling expenses (recovery)	(2)	(3)	(33)	(7)	(7)	-
General and administrative expenses	90	88	2	277	260	7
Share-based compensation expense (recovery)	1	42	(98)	17	(7)	n/m
Foreign exchange loss, net of related derivatives	31	87	(64)	359	105	242
Other expenses	194	30	547	274	82	234
Adjusted EBITDA [1]	(74)	(77)	(4)	(296)	(150)	97
Eliminations
Gross margin	(62)	(32)	94	(24)	72	n/m
Adjusted EBITDA [1]	(66)	(31)	113	(28)	83	n/m

 1  See Note 2 to the interim financial statements.

•

Share-based compensation expense decreased in the third quarter of 2024 due to a lower increase in the fair value of our share-based awards compared to the same period in 2023. We had an expense in the first nine months of 2024 due to an increase in the fair value of our share-based awards compared to a recovery in the same period in 2023 due to a decrease in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors such as our share price movement, our performance relative to our peer group and our return on invested capital.

•

Foreign exchange loss, net of related derivatives was lower in the third quarter of 2024 compared to the same period in 2023 due to lower foreign exchange losses in South America. The loss was higher in the first nine months of 2024 compared to the same period in 2023 as it included a previously reported $220 million loss on foreign currency derivatives in Brazil. For further detail regarding the impact of the loss and our remediation efforts, see the Controls and Procedures section of this MD&A and Note 6 to the interim financial statements.

•

Other expenses were higher in the third quarter and in the first nine months of 2024 compared to the same periods in 2023 mainly due to a $185 million increase in expense for asset retirement obligations and accrued environmental costs recorded in the third quarter of 2024 related to changes in closure cost estimates at certain non-operating sites. The first nine months of 2023 included a $92 million loss on Blue Chip Swaps. Refer to Note 4 for additional information. This was partially offset by an $80 million gain in the first nine months of 2023 from our other post-retirement benefit plan amendments.

•

Eliminations of gross margin between operating segments increased in the third quarter of 2024 mainly due to higher sales volumes at higher average margins compared to the same period in 2023. Eliminations of gross margin between operating segments in the first nine months of 2024 was an elimination due to higher sales volumes at lower average margins compared to a recovery in the same period in 2023.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	% Change	2024	2023	% Change
Finance costs	184	206	(11)	525	580	(9)
Income tax (recovery) expense	(13)	97	n/m	352	766	(54)
Actual effective tax rate including discrete items (%)	(112)	54	n/m	38	41	(7)
Other comprehensive income (loss)	122	(86)	n/m	64	(16)	n/m

•	Finance costs were lower in the third quarter and first nine months of 2024 primarily due to lower short-term debt average balances partially offset by higher interest rates on long-term debt.

•

Income tax was a recovery in the third quarter of 2024 compared to an expense in the same period in 2023 mainly due to a tax recovery in higher tax jurisdictions, which more than offset tax expense in lower tax jurisdictions. The tax recovery resulted in a negative effective tax rate in the third quarter of 2024 compared to the same period in 2023.

The lower income tax expense in the first nine months of 2024 compared to the same period in 2023 was due to lower earnings and lower discrete tax adjustments. The discrete tax adjustments in 2023 were related to a change in recognition of deferred tax assets in South America as they no longer met the asset recognition criteria and Canadian audit assessments. These factors resulted in a lower effective tax rate in the first nine months of 2024 compared to the same period in 2023.

•

Other comprehensive income in the third quarter and first nine months of 2024 compared to a loss for the same periods in 2023 was mainly due to the appreciation of the Australian currency in the third quarter of 2024, and mainly due to appreciation of Australian and Argentinian currencies partially offset by the depreciation of the Brazilian currency in the first nine months of 2024, relative to the US dollar.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2024	2023	% Change	2024	2023	% Change
Cash (used in) provided by operating activities	(908)	(469)	94	412	916	(55)
Cash used in investing activities	(506)	(673)	(25)	(1,614)	(2,225)	(27)
Cash provided by financing activities	922	976	(6)	786	981	(20)
Cash used for dividends and share repurchases [1]	(318)	(261)	22	(845)	(1,817)	(53)

 1  This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash (used in) provided by operating activities

• Cash (used in) provided by operating activities in the third quarter and first nine months of 2024 was lower compared to the same periods in 2023 primarily due to lower sales across all segments. This was partially offset by lower cash paid for income taxes and cash paid to our suppliers primarily due to lower cost to purchase inventory for resale and other costs such as royalties and sulfur costs.

Cash used in investing activities	• Cash used in investing activities was lower in the third quarter and first nine months of 2024 compared to the same periods in 2023 due to lower capital expenditures and fewer business acquisitions.

Cash provided by financing activities

• Cash provided by financing activities in the third quarter and first nine months of 2024 was lower compared to the same periods in 2023 due to lower proceeds from debt. For the first nine months of 2024, we had lower share repurchases compared to the same period in 2023.

Cash used for dividends and share repurchases

• Cash used for dividends and share repurchases was higher in the third quarter of 2024 as we repurchased shares in the third quarter of 2024 with no similar share repurchases in the same period in 2023.

• Cash used for dividends and share repurchases was lower in the first nine months of 2024 from lower share repurchases compared to the same period in 2023.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	September 30, 2024	December 31, 2023	$	Change	% Change
Assets
Cash and cash equivalents	520	941		(421)	(45)
Receivables	7,786	5,398		2,388	44
Inventories	4,890	6,336		(1,446)	(23)
Prepaid expenses and other current assets	678	1,495		(817)	(55)
Property, plant and equipment	22,329	22,461		(132)	(1)
Intangible assets	1,877	2,217		(340)	(15)
Liabilities and Shareholders’ Equity
Short-term debt	2,967	1,815		1,152	63
Current portion of long-term debt	1,013	512		501	98
Payables and accrued charges	6,613	9,467		(2,854)	(30)
Long-term debt	9,383	8,913		470	5
Retained earnings	11,291	11,531		(240)	(2)

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and Uses of Cash” section.

•	Receivables increased primarily due to the seasonality of Retail sales, resulting in higher receivables with customers and vendor rebates.

•

Inventories decreased due to Retail’s seasonal sales and lower-value inventories on hand as related benchmark prices decreased. Generally, we build up our inventory levels in North America near year-end in preparation for the next year’s upcoming planting and application seasons.

•

Prepaid expenses and other current assets decreased due to the seasonal drawdown of prepaid inventories where Retail typically prepays for products during the fourth quarter and takes possession of inventory throughout the following year.

•	Property, plant and equipment decreased due to the impairments related to our Retail – Brazil assets and Geismar Clean Ammonia project in the second quarter of 2024.

•	Intangible assets decreased due to an impairment of our Retail – Brazil assets in the second quarter of 2024.

•	Short-term debt increased due to drawdowns on our commercial paper program based on our working capital requirements driven by the seasonality of our business.

•

Payables and accrued charges decreased primarily due to seasonality of our Retail segment. We generally receive higher customer prepayments in North America near year-end and customers draw down on the balance throughout the year. We also had lower trade and other payables as we settled our obligations with suppliers compared to the buildup of trade and other payables near year-end as we purchase inventory for the upcoming spring and planting seasons.

•	Long-term debt including current portion increased due to the issuance of $1,000 million of notes in the first nine months of 2024.

•	Retained earnings decreased as dividends declared and share repurchases exceeded net earnings in the first nine months of 2024.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the nine months ended September 30, 2024.

Capital Structure (Debt and Equity)

(millions of US dollars)	September 30, 2024	December 31, 2023

Short-term debt	2,967	1,815

Current portion of long-term debt	1,013	512

Current portion of lease liabilities	364	327

Long-term debt	9,383	8,913

Lease liabilities	1,029	999

Shareholders’ equity	25,006	25,201

Commercial Paper, Credit Facilities and Other Debt

We have a total facility limit of approximately $8,200 million comprised of several credit facilities available in the jurisdictions where we operate. Our total facility limit decreased in the third quarter of 2024 due to a reduction in our unsecured revolving term facility limit from $1,500 million to $750 million. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at September 30, 2024, we have utilized $2,895 million of our total facility limit, which includes $2,383 million of commercial paper outstanding. In the third quarter of 2024, we extended the maturities on our $4,500 million unsecured revolving term credit facility to September 4, 2029 and our $750 million unsecured revolving term credit facility to September 3, 2025.

As at September 30, 2024, $231 million in letters of credit were outstanding and committed, with $80 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2023 Annual Report for information on balances, rates and maturities for our notes and debentures. On June 21, 2024, we issued $400 million of 5.2 percent senior notes due June 21, 2027 and $600 million of 5.4 percent senior notes due June 21, 2034.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities, and other securities during a period of 25 months from March 22, 2024.

See Notes 7, 8 and 9 to the interim financial statements for additional information.

Outstanding Share Data

As at November 5, 2024

Common shares	493,432,198

Options to purchase common shares	3,111,221

For more information on our capital structure and management, see Note 24 to the annual financial statements in our 2023 Annual Report.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022

Sales	5,348	10,156	5,389	5,664	5,631	11,654	6,107	7,533

Net earnings	25	392	165	176	82	448	576	1,118

Net earnings attributable to equity holders of Nutrien	18	385	158	172	75	440	571	1,112

Net earnings per share attributable to equity holders of Nutrien

Basic	0.04	0.78	0.32	0.35	0.15	0.89	1.14	2.15

Diluted	0.04	0.78	0.32	0.35	0.15	0.89	1.14	2.15

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather. See Note 10 to the interim financial statements.

The following table describes certain items that impacted our quarterly earnings:

Quarter	Transaction or Event
Q2 2024

$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of the Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Geismar Clean Ammonia project property, plant and equipment as we are no longer pursuing the project. We also recorded a foreign exchange loss of $220 million on foreign currency derivatives in Brazil for the second quarter of 2024.

Q2 2023

$698 million non-cash impairment of assets comprised of a $233 million non-cash impairment of our Phosphate White Springs property, plant and equipment due to a decrease in our forecasted phosphate margins and a $465 million non-cash impairment of our Retail – South America assets primarily related to goodwill mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, which lowered our forecasted earnings.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2023 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on pages 72 to 74 of our 2023 Annual Report. There were no material changes to our critical accounting estimates for the three or nine months ended September 30, 2024.

Controls and Procedures

We are required to maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) and National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”) designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in NI 52-109), and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. As at September 30, 2024, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective due to the material weakness described below.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended, and NI 52-109. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual financial statements, or interim financial statements, will not be prevented or detected on a timely basis.

As at September 30, 2024, we have a material weakness related to our controls over derivative contract authorization in Brazil, which was identified by our management in late June 2024 and which resulted in unauthorized execution of derivative contracts in the second quarter of 2024. This material weakness did not result in any errors or a material misstatement in our interim or annual financial statements.

In the second quarter of 2024, changes were introduced to our derivative contract authorization and execution process in Brazil. As a result of these changes, our controls were not designed effectively to ensure that segregation of duties was maintained, and checks of authorization were performed in a timely manner and that derivative contracts entered into were recorded in our treasury reporting systems on a timely basis.

Notwithstanding this identified material weakness, we believe that our interim financial statements present fairly, in all material respects, our business, financial condition and results of operations for the periods presented.

Remediation Plan

The control deficiency described above was identified by our management in late June 2024, prior to the preparation and filing of our interim financial statements as at June 30, 2024 and for the three and six months then ended. We have prioritized the remediation of the material weakness described above and are working to complete certain remediation activities under the oversight of the Audit Committee to resolve the issue.

Specific actions that are being taken to remediate this material weakness include the following:

•

redesigning certain processes and controls relating to derivative contract authorization and execution in Brazil, including with respect to segregation of duties, compliance and confirmation, accounting and reconciliation activities, authority limits, and systems controls; and,

•	enhancing the supervision and review activities related to trading in derivative contracts in Brazil.

As of September 30, 2024, we have taken steps to implement our remediation plan; however, the material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively. We will continue to monitor our remediation plan in relation to the material weakness with the intention of such being remediated by the end of 2024.

Other than the remediation steps relating to the material weakness described above, there has been no change in our ICFR during the three months ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2024 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate and capital expenditures; expectations regarding certain targets, including our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high-return downstream Retail growth opportunities, and the anticipated benefits thereof, including with respect to earnings and cash flow; expectations regarding our capital allocation intentions and strategies; our ability to advance strategic initiatives and high value growth investments; capital spending expectations for 2024 and beyond; expectations regarding performance of our operating segments in 2024 and beyond, including increased potash shipment forecasts; expectations regarding a strong fall fertilizer application season in North America; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; expectations in connection with our ability to deliver long-term returns to shareholders, and expectations related to the timing and outcome of remediation efforts for the material weakness in ICFR related to derivative contract authorization.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, including the current El Niño weather pattern, supplier agreements, product distribution agreements, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets and normalization of Canpotex port operations; global economic conditions and the accuracy of our market outlook expectations for 2024 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail - Brazil business asset impairments; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; assumptions regarding future markets for clean ammonia; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs; and our ability to successfully remediate the material weakness in our ICFR related to derivative contract authorization.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets, such as our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high-return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including the current El Niño weather pattern (and transition to La Niña weather pattern), including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; failure to remediate the material weakness in our ICFR related to derivative contract authorization; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our revised Retail adjusted EBITDA and our depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2023 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2024	2023	2024	2023

Net earnings	25	82	582	1,106

Finance costs	184	206	525	580

Income tax (recovery) expense	(13)	97	352	766

Depreciation and amortization	598	552	1,749	1,604

EBITDA [1]	794	937	3,208	4,056

Adjustments:

Share-based compensation expense (recovery)	1	42	17	(7)

Foreign exchange loss, net of related derivatives	31	87	359	105

ARO/ERL related expenses for non-operating sites	184	4	152	10

Loss related to financial instruments in Argentina	-	-	34	92

Integration and restructuring related costs	-	14	-	29

Impairment of assets	-	-	530	698
Adjusted EBITDA	1,010	1,084	4,300	4,983

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended September 30, 2024			Nine Months Ended September 30, 2024
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		18	0.04		561	1.13
Adjustments:
Share-based compensation expense	1	1	-	17	13	0.03
Foreign exchange loss, net of related derivatives	31	38	0.08	359	361	0.73
Impairment of assets	-	-	-	530	491	1.00
ARO/ERL related expenses for non-operating sites	184	134	0.27	152	112	0.22
Loss related to financial instruments in Argentina	-	-	-	34	34	0.07

Adjusted net earnings		191	0.39		1,572	3.18

	Three Months Ended September 30, 2023			Nine Months Ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		75	0.15		1,086	2.18
Adjustments:
Share-based compensation expense (recovery)	42	19	0.04	(7)	(4)	(0.01)
Foreign exchange loss, net of related derivatives	87	71	0.14	105	80	0.16
Integration and restructuring related costs	14	6	0.02	29	17	0.03
Impairment of assets	-	-	-	698	653	1.32
ARO/ERL related expenses for non-operating sites	4	2	-	10	6	0.02
Loss related to financial instruments in Argentina	-	-	-	92	92	0.18
Change in recognition of deferred tax assets	-	-	-	66	66	0.13

Adjusted net earnings		173	0.35		1,996	4.01

Effective Tax Rate on Adjusted Net Earnings Guidance

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Total COGS – Potash	422	389	1,139	1,047
Change in inventory	(51)	(73)	(30)	(47)
Other adjustments [1]	(5)	(2)	(14)	(19)
COPM	366	314	1,095	981
Depreciation and amortization in COPM	(145)	(102)	(439)	(303)
Royalties in COPM	(23)	(20)	(62)	(77)
Natural gas costs and carbon taxes in COPM	(7)	(9)	(27)	(34)
Controllable cash COPM	191	183	567	567
Production tonnes (tonnes – thousands)	3,696	3,287	10,836	9,612
Potash controllable cash COPM per tonne	52	56	52	59

1  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended September 30, 2024
(millions of US dollars, except as otherwise noted)	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Total/Average
Nutrien Financial revenue	70	66	133	85
Deemed interest expense [1]	(36)	(27)	(50)	(52)
Net interest	34	39	83	33	189

Average Nutrien Financial net receivables	2,893	2,489	4,560	4,318	3,565
Nutrien Financial adjusted net interest margin (%)					5.3

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total/Average
Nutrien Financial revenue	57	122	73	70
Deemed interest expense [1]	(20)	(39)	(41)	(36)
Net interest	37	83	32	34	186

Average Nutrien Financial net receivables	2,283	4,716	4,353	2,893	3,561
Nutrien Financial adjusted net interest margin (%)					5.2

1  Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2024
(millions of US dollars, except as otherwise noted)	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Total
Selling expenses	841	790	1,005	815	3,451
General and administrative expenses	55	52	51	51	209
Other expenses	77	22	41	32	172
Operating expenses	973	864	1,097	898	3,832
Depreciation and amortization in operating expenses	(199)	(190)	(193)	(182)	(764)
Operating expenses excluding depreciation and amortization	774	674	904	716	3,068

Gross margin	989	747	2,029	859	4,624
Depreciation and amortization in cost of goods sold	2	4	3	8	17
Gross margin excluding depreciation and amortization	991	751	2,032	867	4,641
Cash operating coverage ratio (%)					66

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total
Selling expenses	765	971	798	841	3,375
General and administrative expenses	50	55	57	55	217
Other expenses	15	29	37	77	158
Operating expenses	830	1,055	892	973	3,750
Depreciation and amortization in operating expenses	(179)	(185)	(186)	(199)	(749)
Operating expenses excluding depreciation and amortization	651	870	706	774	3,001

Gross margin	615	1,931	895	989	4,430
Depreciation and amortization in cost of goods sold	2	3	3	2	10
Gross margin excluding depreciation and amortization	617	1,934	898	991	4,440
Cash operating coverage ratio (%)					68

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended September 30, 2024
(millions of US dollars, except as otherwise noted)	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Average/Total
Current assets	10,498	11,821	11,181	10,559
Current liabilities	(8,210)	(8,401)	(8,002)	(5,263)
Working capital	2,288	3,420	3,179	5,296	3,546
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	2,288	3,420	3,179	5,296	3,546
Nutrien Financial working capital	(2,893)	(2,489)	(4,560)	(4,318)
Adjusted working capital excluding Nutrien Financial	(605)	931	(1,381)	978	(19)

Sales	3,502	3,308	8,074	3,271
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,502	3,308	8,074	3,271	18,155
Nutrien Financial revenue	(70)	(66)	(133)	(85)
Adjusted sales excluding Nutrien Financial	3,432	3,242	7,941	3,186	17,801

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

	Rolling four quarters ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Average/Total
Current assets	13,000	11,983	10,398	10,498
Current liabilities	(8,980)	(8,246)	(5,228)	(8,210)
Working capital	4,020	3,737	5,170	2,288	3,804
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	4,020	3,737	5,170	2,288	3,804
Nutrien Financial working capital	(2,283)	(4,716)	(4,353)	(2,893)
Adjusted working capital excluding Nutrien Financial	1,737	(979)	817	(605)	243

Sales	3,422	9,128	3,490	3,502
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,422	9,128	3,490	3,502	19,542
Nutrien Financial revenue	(57)	(122)	(73)	(70)
Adjusted sales excluding Nutrien Financial	3,365	9,006	3,417	3,432	19,220

Adjusted average working capital to sales (%)					19
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at September 30, 2024							As at December 31, 2023

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	3,213	105	79	191	3,588	(61)	3,527	2,206
International	646	62	25	69	802	(11)	791	687
Nutrien Financial receivables	3,859	167	104	260	4,390	(72)	4,318	2,893

1  Bad debt expense on the above receivables for the nine months ended September 30, 2024 and 2023 were $44 million and $36 million, respectively, in the Retail segment.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.